EXHIBIT 3

FOR IMMEDIATE RELEASE	3 April 2012

WPP PLC (“WPP”)

First Quarter Trading Update

WPP will announce its First Quarter Trading Update for the three months ended 31 March 2012 on Friday, 27 April 2012.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204